BACON LAW GROUP

Thomas C. Bacon, Principal TCBacon@verizon.net	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

October 21, 2013

Jeff Long

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File Nos. 333-174873

Dear Mr. Long:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”) and in response to comments received telephonically on October 15, 2013 from the staff of the Division of Accounting (“you” or the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-174873) as well as the Company’s Form 10-Q for the quarter ended June 30, 2013, we submit this letter. For your convenience, we have set forth below the Staff’s comments in bold followed by our response.

Comment 1:  The Company’s balance sheet included in its Form 10-Q for the quarter ended June 30, 2013 indicates that it has deferred operating costs of $688,732 as of June 30, 2013. You asked for a further break-down of the types of expenses included as deferred offering costs.

Response:  Included with this letter is a reconciliation of the Company’s organizational and offering expenses, operating expenses and liabilities, which reconciliation provides a more detailed description of the deferred offering costs that the Company has incurred to date. As is reflected in the reconciliation, the Company has incurred costs relating to the offering of its securities totaling $642,232 and organizational costs of $46,500 for a total of $688,732. As is also indicated in the reconciliation, these offering costs include $388,355 of costs that have been funded by affiliates of the Company, $75,377 of costs that the Company funded itself and $225,000 of contingent expenses. The contingent expenses represent amounts owed to unaffiliated third parties for legal services performed on behalf of the Company. The legal expenses represent contingent fees that will be payable when the Company hits certain thresholds in the sale of its shares as follows: $75,000 of legal expenses will be payable upon receiving $10 million in gross proceeds from the sale of shares in the offering; another $50,000 of legal expenses will be payable upon receiving $15 million in gross proceeds; another $50,000 of legal expenses will be payable upon receiving $25 million in gross proceeds; and a final $50,000 of legal expenses will be payable upon receiving $35 million in gross proceeds.

Jeff Long

October 21, 2013

Comment 2:  Note 2 to the financial statements included with the Company’s June 30, 2103 10-Q discusses the liabilities owed by the Company to its affiliates. Please clarify how these liabilities owed to affiliates tie to the Company’s total liabilities as reflected in its balance sheet.

Response:  As is reflected in the Company’s balance sheet and in the reconciliation included with this letter, the Company had total liabilities of $791,157 as of June 30, 2013. Of this amount, a total of $566,157 reflect liabilities owed to various affiliates of the Company, including is sponsor, Triton Pacific Capital Partners, its investment adviser, Triton Pacific Adviser, its administrator, TFA Associates and its dealer-manager, Triton Pacific Securities. Both the attached reconciliation and note 2 to the Company’s June 30, 2013 financial statements disclose the amounts owed to each of the Company’s affiliates. The Company also owed a total of $94,500 to its directors for deferred director fees. In addition to these liabilities owed to affiliates, the Company has contingent liabilities totaling $225,000 owed to unaffiliated third parties for legal services and discussed in greater detail in response to comment 1, above. The sum total of these liabilities is $791,157 as reflected on the balance sheet and the attached reconciliation.

Comment 3:  In note 3 to the Company’s June 30, 2013 financial statements included in its Form 10-Q, the Company states that “All costs paid by affiliates of the Company are directly passed through to the Company. There is no gain credited to the Affiliates.” You asked for further clarification as to what the Company meant by its statement that there is no gain credited to the Affiliates.

Response:  This sentence included in Note 3 states that the Company’s affiliates provided their services to the Company at the lower of their cost of providing such services or the market value of such services. None of the Company’s affiliates recognize any gain or profits from the provision of services to the Company.

We believe that this letter is responsive to the comments of the Staff. Should you wish to discuss any aspect of either, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

Thomas C. Bacon, Esq.

Enclosure

Jeff Long

October 21, 2013

Reconciliation of O&O, Operating Costs and Liabilities

As of 6/30/13

Deferred Offering Costs (Asset)		Liabilities
Offering Costs		Due to Affiliates
Underwriting Costs	$14,348	Adviser/Sponsor	$425,090
Issuer Costs		Dealer/Manager	$18,063
Due Diligence	$21,163	Board	$94,500
Advertising & Sales	$69,217	Administrator	$28,504
Legal	$385,222	Total Due to Affiliates	$566,157
Licensing & Registration Fees	$110,169
Marketing	$20,558
Other	$21,555	Contingent Expenses	$225,000
Total Issuer Costs	$627,884

Total Offering Costs	$642,232	Total Liabilities	$791,157

Organizational Costs
Legal	$26,750
Other	$19,750
Total Organizational Costs	$46,500

Total Deferred Offering Costs	$688,732

Funded by Affiliates	$388,355	For Deferred Offering Costs	$388,355
Funded by TPIC	$75,377	For Operating Costs	$177,802
Contingent Expenses	$225,000	Contingent Expenses	$225,000
	$688,732		$791,157